August 2012 Preliminary Terms No. MS-12 Registration Statement No. 333-171806 Dated August 7, 2012 Filed pursuant to Rule 433
INTEREST RATE STRUCTURED INVESTMENTS
Senior Fixed Rate Step-Up Callable Notes due August 24, 2023
Global Medium-Term Notes, Series E
We, Royal Bank of Canada, have the right to redeem the notes on the redemption dates set forth below.  Subject to our redemption right, interest will accrue and be payable on the notes semi-annually, in arrears, at an annual rate of: (i) Year 1:  2.00%, (ii) Years 2 to 6:  2.25% and (iii) Years 7 to maturity: 3.50%.

We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities – Description of Debt Securities” and prospectus supplement called “Description of the Notes We May Offer,” subject to and as modified by the provisions described below.  All payments on the notes, including the repayment of principal, are subject to the credit risk of Royal Bank of Canada.

PRELIMINARY TERMS
Issuer:	Royal Bank of Canada
Aggregate principal amount:	$ . We may increase the aggregate principal amount prior to the original issue date but are not required to do so.
Agent:	RBC Capital Markets, LLC (“RBCCM”). See “Supplemental Information Regarding Plan of Distribution; Conflicts of Interest.”
Stated principal amount:	$
Issue price:	$1,000 (100%). See “Commissions and Issue Price” below.
Pricing date:	August 21, 2012
Original issue date:	August 24, 2012 (3 business days after the pricing date)
Maturity date:	August 24, 2023
Payment at maturity:	The payment at maturity per note will be the stated principal amount plus accrued and unpaid interest, if any.
Interest rate:
2.00% from and including the original issue date to but excluding August 24, 2013;
2.25% from and including August 24, 2013 to but excluding August 24, 2018; and
3.50% from and including August 24, 2018 to but excluding the maturity date.

Interest payment periods:	Semi-annual
Interest payment dates:
The 24th day of each February and August, beginning February 24, 2013; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Day-count convention:	30/360
Redemption:
We have the right to redeem all of the notes on the redemption dates set forth below and pay to you 100% of the stated principal amount per note plus accrued and unpaid interest to but excluding the date of such redemption. If we decide to redeem the notes, we will give you notice at least 10 business days before the redemption date specified in the notice.

Redemption percentage at redemption date:	100%
Redemption dates:	August 24, 2013 and August 24, 2018
Specified currency:	U.S. dollars
Trustee:	The Bank of New York Mellon
Listing:	The notes will not be listed on any securities exchange.
Denominations:	$1,000 / $1,000
CUSIP:	78008SET9
Book-entry or certificated note:	Book-entry
Business day:	New York
Commissions and Issue Price:	Price to Public (1)	Agent’s Commissions(1)	Proceeds to Issuer
Per Note:	$1,000	$12.50	$987.50
Total:	$	$	$
(1)
RBCCM, acting as agent for Royal Bank of Canada, will receive a fee of up to $[12.50] per $1,000 stated principal amount and will pay the entire fee to Morgan Stanley Smith Barney LLC (“MSSB”) as a fixed sales commission for each note they sell.  See “Supplemental Information Regarding Plan of Distribution; Conflicts of Interest.”

Investment in the notes involve certain risks. See “Risk Factors” beginning on page 3 of this document, and “Risk Factors” in the accompanying prospectus supplement and prospectus.
You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.
Prospectus Supplement dated January 28, 2011
Prospectus dated January 28, 2011
None of the Securities and Exchange Commission, any state securities commission or any other regulatory body has approved or disapproved of the notes or passed upon the adequacy or accuracy of this document.  Any representation to the contrary is a criminal offense.

The notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.

Senior Fixed Rate Step-Up Callable Notes due August 24, 2023

Additional Information

You should read this document together with the prospectus dated January 28, 2011, as supplemented by the prospectus supplement dated January 28, 2011, relating to our Senior Global Medium-Term Notes, Series E, of which these notes are a part. This document, together with those documents, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials, including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours.

You should rely only on the information provided or incorporated by reference in this document, the prospectus and the prospectus supplement.  We have not authorized anyone else to provide you with different information, and we take no responsibility for any other information that others may give you.  We and Morgan Stanley Smith Barney LLC are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where it is lawful to do so.  The information contained in this document and the accompanying prospectus supplement and prospectus is current only as of their respective dates.

If the information in this document differs from the information contained in the prospectus supplement or the prospectus, you should rely on the information in this document.

You should carefully consider, among other things, the matters set forth in “Risk Factors” in this document and the accompanying prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000309/f127115424b3.htm

•	Prospectus Supplement dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000311/m127114424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1000275.

Please see the section “Documents Incorporated by Reference” on page i of the above prospectus for a description of our filings with the SEC that are incorporated by reference therein.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

August 2012

Senior Fixed Rate Step-Up Callable Notes due August 24, 2023

Risk Factors

The notes involve risks not associated with an investment in ordinary fixed rate notes.  This section describes the most significant risks relating to the notes. For a complete list of risk factors, please see the accompanying prospectus supplement and prospectus.  You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.  Accordingly, prospective investors should consult their financial and legal advisers as to the risks entailed by an investment in the notes and the suitability of the notes in light of their particular circumstances.

▪
The notes are subject to the credit risk of Royal Bank of Canada (“Royal Bank”), and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the notes.  Investors are dependent on Royal Bank’s ability to pay all amounts due on the notes on the interest payment dates and at maturity, and, therefore, investors are subject to the credit risk of Royal Bank and to changes in the market’s view of Royal Bank’s creditworthiness. Any decrease in Royal Bank’s credit ratings or increase in the credit spreads charged by the market for taking Royal Bank’s credit risk is likely to adversely affect the market value of the notes.

▪
Early redemption risk. The issuer has the right to redeem the notes on the redemption dates set forth above.  It is more likely that the issuer will redeem the notes prior to their stated maturity date to the extent that the interest payable on the notes is greater than the interest that would be payable on other instruments of the issuer of a comparable maturity, terms and credit rating trading in the market.  If the notes are redeemed prior to their stated maturity date, you may have to re-invest the proceeds in a lower rate environment.  The notes may be redeemed as early as August 24, 2013.

▪
The price at which the notes may be resold prior to maturity will depend on a number of factors and may be substantially less than the amount for which they were originally purchased.  Some of these factors include, but are not limited to: (i) changes in U.S. interest rates, (ii) any actual or anticipated changes in our credit ratings or credit spreads, and (iii) time remaining to maturity.

▪
The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which RBCCM is willing to purchase the notes at any time in secondary market transactions will likely be significantly lower than the principal amount, since secondary market prices are likely to exclude commissions paid with respect to the notes and the cost of hedging our obligations under the notes that are included in the original issue price.  The cost of hedging includes the projected profit that our respective subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions.  Our respective subsidiaries may realize a profit from the expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction.  In addition, any secondary market prices may differ from values determined by pricing models used by RBCCM, as a result of dealer discounts, mark-ups or other transaction costs.

▪
The notes will not be listed on any securities exchange and secondary trading may be limited.  There may be little or no secondary market for the notes.  The notes will not be listed on any securities exchange.  RBCCM or any of our other affiliates may make a market for the notes; however, they are not required to do so.  RBCCM or any of our other affiliates may stop any market-making activities at any time.  Even if a secondary market for the notes develops, it may not provide significant liquidity or trade at prices advantageous to you.  We expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

If you sell your notes before maturity, you may have to do so at a substantial discount from the issue price, and as a result, you may suffer substantial losses.

August 2012

Senior Fixed Rate Step-Up Callable Notes due August 24, 2023

▪
Potential conflicts of interest may exist. Royal Bank of Canada and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We will not have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

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Tax treatment. For a discussion of the U.S. federal income tax consequences of your investment in a note, please see the discussion under “U.S. Federal Income Tax Considerations” herein, the discussion under “Certain Income Tax Consequences” in the accompanying prospectus supplement and the discussion under “Tax Consequences – United States Taxation” in the accompanying prospectus.

For a discussion of the Canadian federal income tax consequences of your investment in a note, please see the discussion under “Canadian Federal Income Tax Considerations” herein, the discussion under “Certain Canadian Federal Income Tax Considerations” in the accompanying prospectus supplement and the discussion under “Tax Consequences – Canadian Taxation” in the accompanying prospectus.

August 2012

Senior Fixed Rate Step-Up Callable Notes due August 24, 2023

Additional Amounts

We will pay any amounts to be paid by us on the notes without deduction or withholding for, or on account of, any and all present or future income, stamp and other taxes, levies, imposts, duties, charges, fees, deductions or withholdings (“taxes”) now or hereafter imposed, levied, collected, withheld or assessed by or on behalf of Canada or any Canadian political subdivision or authority that has the power to tax, unless the deduction or withholding is required by law or by the interpretation or administration thereof by the relevant governmental authority. At any time a Canadian taxing jurisdiction requires us to deduct or withhold for or on account of taxes from any payment made under or in respect of the notes, we will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amounts received by each holder (including Additional Amounts), after such deduction or withholding, shall not be less than the amount the holder would have received had no such deduction or withholding been required.

However, no Additional Amounts will be payable with respect to a payment made to a holder of a note, which we refer to as an “Excluded Holder”, in respect of a beneficial owner:

(i)	with which we do not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

(ii)
which is subject to such taxes by reason of its being connected presently or formerly with Canada or any province or territory thereof otherwise than by reason of the holder’s activity in connection with purchasing the notes, the holding of notes or the receipt of payments thereunder;

(iii)
which presents such note for payment (where presentation is required) more than 30 days after the relevant date (except to the extent that the holder thereof would have been entitled to such Additional Amounts on presenting a note for payment on the last day of such 30 day period); for this purpose, the “relevant date” in relation to any payments on any note means:

(a)	the due date for payment thereof, or

(b)
if the full amount of the monies payable on such date has not been received by the trustee on or prior  to such due date, the date on which the full amount of such monies has been received and notice to that effect is given to holders of the notes in accordance with the indenture; or

(iv)
who could lawfully avoid (but has not so avoided) such withholding or deduction by complying, or procuring that any third party comply with, any statutory requirements or by making, or procuring that any third party make, a declaration of non-residence or other similar claim for exemption to any relevant tax authority.

For the avoidance of doubt, we will not have any obligation to pay any holders Additional Amounts on any tax which is payable otherwise than by deduction or withholding from payments made under or in respect of the notes at maturity.

We will also make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. We will furnish to the trustee, within 30 days after the date the payment of any taxes is due pursuant to applicable law, certified copies of tax receipts evidencing that such payment has been made or other evidence of such payment satisfactory to the trustee. We will indemnify and hold harmless each holder of notes (other than an Excluded Holder) and upon written request reimburse each such holder for the amount of (x) any taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the notes, and (y) any taxes levied or imposed and paid by such holder with respect to any reimbursement under (x) above, but excluding any such taxes on such holder’s net income or capital.

For additional information, see the section of the prospectus supplement entitled “Certain Income Tax Consequences—Certain Canadian Income Tax Considerations” and the section of the prospectus entitled “Tax Consequences—Canadian Taxation.”

August 2012

Senior Fixed Rate Step-Up Callable Notes due August 24, 2023

Canadian Federal Income Tax Considerations

In the opinion of Norton Rose Canada LLP, our Canadian tax counsel, interest on a note (including amounts deemed for purposes of the Income Tax Act (Canada) (“ITA”) to be interest) that is paid or credited, or deemed for purposes of the ITA to be paid or credited, to a Non-resident Holder (as that term is defined under “Tax Consequences—Canadian Taxation” in the accompanying prospectus) will not be subject to Canadian non-resident withholding tax.

U.S. Federal Income Tax Considerations

The following, together with the discussion of U.S. federal income taxation in the accompanying prospectus and prospectus supplement, is a general description of the material U.S. tax considerations relating to the notes. It does not purport to be a complete analysis of all tax considerations relating to the notes. Prospective purchasers of the notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of the U.S. of acquiring, holding and disposing of the notes and receiving payments under the notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus under “Tax Consequences – United States Taxation” and prospectus supplement under “Certain Income Tax Consequences – United States Taxation” with respect to U.S. holders (as defined in the accompanying prospectus).  Except as otherwise noted under “Non-U.S. Holders” and “Foreign Account Tax Compliance Act” below, it applies only to those U.S. holders who are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus. You should consult with your own tax advisor concerning the consequences of investing in and holding the notes.

In the opinion of our counsel, Morrison & Foerster LLP, the notes should be treated as debt instruments for U.S. federal income tax purposes.  The notes provide for an initial fixed rate of interest that increases in subsequent periods.  In addition, the notes provide the issuer with the right to redeem the notes at a redemption price equal to 100% of the principal amount of the notes, plus any accrued and unpaid interest.  Solely for purposes of computing the yield and maturity of a debt instrument, applicable Treasury regulations generally deem an issuer to exercise a call option in a manner that minimizes the yield on the debt instrument. This assumption is made solely for U.S. federal income tax purposes of determining whether the notes are issued with original issue discount (“OID”) and is not an indication of the issuer’s intention to call or not to call the notes at any time. The yield on the notes would be minimized if the issuer calls the notes on August 24, 2013. Accordingly, solely for purposes of determining the yield and maturity of the notes, the issuer is deemed to exercise its right to redeem the notes on such date and the notes should be treated as maturing on that date.  Therefore, the notes should not be treated as having been issued with OID.  If the issuer does not call the notes on such date, solely for purposes of determining the yield and maturity of the notes, the notes should be deemed to be retired and reissued for an amount equal to their adjusted issue price on that date. This deemed retirement and reissuance should not result in any taxable gain or loss to you. Solely for purposes of determining the yield and maturity, the deemed reissued notes should be subject to the rules discussed above.  By application of those rules, the deemed reissued notes should be treated as fixed rate debt instruments not bearing OID.  The same analysis would apply to the subsequent interest rate step up date.

A U.S. holder will generally be taxed on any interest on the notes as ordinary income at the time the holder receives the interest or when it accrues, depending on the holder’s regular method of accounting for tax purposes.

A U.S. holder will generally recognize gain or loss on the sale, redemption or maturity of the notes equal to the difference between the amount realized on the sale, redemption or maturity and the holder’s tax basis in the notes.  A U.S. holder’s tax basis in the notes will generally be the amount the holder paid for the notes. Such gain or loss would be capital gain or loss except to the extent attributable to accrued but unpaid interest. Capital gain of an individual U.S. holder is generally taxed at preferential rates where the holder has a holding period of greater than one year. The deductibility of a capital loss is generally subject to significant limitations.

Backup Withholding and Information Reporting.  Please see the discussion under “Tax Consequences — United States Taxation — Information Reporting and Backup Withholding” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.

August 2012

Senior Fixed Rate Step-Up Callable Notes due August 24, 2023

Non-U.S. Holders. The following discussion applies to non-U.S. holders of the notes.  You are a non-U.S. holder if you are a beneficial owner of a note and are for U.S. federal income tax purposes a non-resident alien individual, a foreign corporation, or a foreign estate or trust.

Payments made to a non-U.S. holder, and any gain realized on the sale, redemption or maturity of the notes, generally should be exempt from U.S. federal income and withholding tax, subject to generally applicable exceptions set forth in the rules exempting “portfolio interest” from U.S. withholding tax, provided that (i) the holder complies with applicable certification requirements, which certification may be made on Internal Revenue Service Form W-8BEN (or a substitute or successor form) on which the holder certifies, under penalties of perjury, that the holder is not a U.S. person and provides its name and address, (ii) the payment or gain is not effectively connected with the conduct by the holder of a U.S. trade or business, and (iii) if the holder is a non-resident alien individual, the holder is not present in the U.S. for 183 days or more during the taxable year of the sale, redemption or maturity of the notes.  In the case of (ii) above, the holder generally should be subject to U.S. federal income tax with respect to any income or gain in the same manner as if the holder were a U.S. holder and, in the case of a holder that is a corporation, the holder may also be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments.  Payments made to a non-U.S. holder may be subject to information reporting and to backup withholding unless the holder complies with applicable certification and identification requirements as to its foreign status.

Foreign Account Tax Compliance Act. The Foreign Account Tax Compliance Act, enacted on March 18, 2010, will impose a 30% U.S. withholding tax on certain U.S.–source payments, including interest (and OID), dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S.–source interest or dividends (“Withholdable Payments”), if paid to a foreign financial institution (including amounts paid to a foreign financial institution on behalf of a holder), unless such institution enters into an agreement with the U.S. Treasury Department to collect and provide to the U.S. Treasury Department substantial information regarding U.S. account holders, including certain account holders that are foreign entities with U.S. owners, with such institution. The legislation also generally imposes a withholding tax of 30% on Withholdable Payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity.

In addition, under the new legislation, “passthru payments” made by a foreign financial institution to “recalcitrant holders” or non-compliant foreign financial institutions are subject to a 30% U.S. withholding tax. A “recalcitrant holder” generally is a holder of an account with a foreign financial institution that fails to comply with reasonable requests for information that will help enable the relevant foreign financial institution to comply with its reporting requirements (a note may constitute an account for these purposes). A “passthru payment” is any Withholdable Payment or other payment (including non-U.S.–source payments) to the extent attributable to any Withholdable Payment. It is expected that a payment will be attributable to a Withholdable Payment to the extent of a percentage determined by dividing the sum of the foreign financial institutions U.S. assets by the sum of the institution’s total assets, each as determined on certain testing dates.

These withholding and reporting requirements will generally apply to payments made after December 31, 2013. However, if proposed U.S. Treasury Department regulations are finalized in their current form, this withholding tax will not be imposed on payments pursuant to obligations outstanding on January 1, 2013. Holders are urged to consult with their own tax advisors regarding the possible implications of this recently enacted legislation on their investment in the notes.

August 2012

Senior Fixed Rate Step-Up Callable Notes due August 24, 2023

Use of Proceeds and Hedging

The net proceeds from the sale of the notes will be used as described under “Use of Proceeds” in the accompanying prospectus supplement and prospectus and to hedge market risks of Royal Bank of Canada associated with its obligation to make a payment at maturity of the notes. The initial public offering price of the notes includes the underwriting discount and commission and the estimated cost of hedging our obligations under the notes.

August 2012

Senior Fixed Rate Step-Up Callable Notes due August 24, 2023

Supplemental Information Regarding Plan of Distribution; Conflicts of Interest

Pursuant to the terms of a distribution agreement, RBCCM, an affiliate of Royal Bank of Canada, will purchase the notes from Royal Bank of Canada for distribution to MSSB.  RBCCM will act as agent for the notes and will receive a fee of $[12.50] per $1,000 stated principal amount and will pay the entire fee to MSSB as a fixed sales commission for each of the notes they sell.

MSSB may reclaim selling concessions allowed to individual brokers within MSSB in connection with the offering if, within 30 days of the offering, Royal Bank of Canada repurchases the notes distributed by such brokers.

We expect that delivery of the notes will be made against payment for the notes on or about August 24, 2012, which is the third business day following the pricing date (this settlement cycle being referred to as “T+3).  See “Supplemental Plan of Distribution” in the prospectus supplement dated January 28, 2011.

In addition, RBCCM or another of its affiliates or agents may use this document in market-making transactions after the initial sale of the notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

For additional information as to the relationship between us and RBCCM, please see the section “Plan of Distribution—Conflicts of Interest” in the accompanying prospectus.

August 2012